FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
-----------------------------------------------------------------------------------------------------
1 - CVM CODE                              2  - NAME OF THE COMPANY                3 - TAXPAYER NO.
00043-4                                   Aracruz Celulose S.A.                   42.157.511/0001-61
-----------------------------------------------------------------------------------------------------
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
-----------------------------------------------------------------------------------------------------
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
-----------------------------------------------------------------------------------------------------
6 - NIRE CODE
32000002018
-----------------------------------------------------------------------------------------------------


01.02 - HEAD OFFICE
-----------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                               2 - DISTRICT
Cam. Barra do riacho, s/n(0)- km 25             Barra do Riacho
-----------------------------------------------------------------------------------------------------
3-ZIP CODE                         4- CITY                     5- STATE
29.197-000                            Aracruz                  ES
-----------------------------------------------------------------------------------------------------
6 - Area  Code   7-  Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
027              3270 - 2442              -          3270 - 2590        http:/www.aracruz.com.br
-----------------------------------------------------------------------------------------------------


01.03 - SHAREHOLDERS Department
-----------------------------------------------------------------------------------------------------
1 - NAME                                       2 - POSITION
    Jose Mauricio Werneck G. da Silva          Manager of Corporate Relations
-----------------------------------------------------------------------------------------------------
3 - FULL ADDRESS                               4 - DISTRICT
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo
-----------------------------------------------------------------------------------------------------
5 - Zip Code                       6 - City                    7 - State
22.290-160                             Rio de Janeiro              Rio de Janeiro
-----------------------------------------------------------------------------------------------------
6 - Area  Code   7 - Telephone     10 - Telex        11 -  FAX NO       15 - e-MAIL
021              3820 - 8131              -          3820 - 5443        invest@aracruz.com.br
-----------------------------------------------------------------------------------------------------


01.04 - DIRECTOR OF MARKET RELATIONS
-----------------------------------------------------------------------------------------------------
1 - NAME
    Carlos Augusto Lira Aguiar
-----------------------------------------------------------------------------------------------------
2 - FULL Address                               3 - District
    Rua Lauro Muller, 116 -  40nd Floor            Botafogo
-----------------------------------------------------------------------------------------------------
4 - Zip Code                       5 - City                    6 - State
22.290-160                            Rio de Janeiro               Rio de Janeiro
-----------------------------------------------------------------------------------------------------
7 - Area  Code   8 - Telephone    11 - Telex        12 - FAX NO         16 - e-MAIL
    021              3820 - 8139            -            3820 - 8195    caa@aracruz.com.br
-----------------------------------------------------------------------------------------------------


01.05 - REFERENCE / AUDITOR
-----------------------------------------------------------------------------------------------------
1 - LAST FISCAL YEAR, BEGINNING                           2 - LAST FISCAL YEAR, ENDING
    01/01/2001                                                12/31/2001
-----------------------------------------------------------------------------------------------------
3 - CURRENT FISCAL YEAR, BEGINNING                        4 - CURRENT FISCAL YEAR, ENDING
     01/01/2002                                               12/31/2002
-----------------------------------------------------------------------------------------------------
5 - NAME  OF THE AUDITOR                                  6 - CVM CODE
    PricewaterhouseCoopers Auditores Independentes S.C.       00287 - 9
-----------------------------------------------------------------------------------------------------
7 - NAME OF THE TECHINICAL RESPONSIBLE                    8 - CPF N(0)
Marcos D. Panassol                                        063.702.238-67
-----------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                               1

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


01.06 - GENERAL INFORMATION
------------------------------------------------------------------------------------------------------------
1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED    2 - MARKETS WHERE SECURITIES ARE TRADED
        Sao Paulo Stock Exchange                                 Stock Exchange

------------------------------------------------------------------------------------------------------------
3 - SITUATION       4 - ACTIVITY CODE                             5 - ACTIVITY OF THE COMPANY

    In Operation        1160100 - Pulp & Paper Industry               Production of Bleached Eucalyptus Pulp
------------------------------------------------------------------------------------------------------------


01.07 - STOCK CONTROL / SECURITIES ISSUED
------------------------------------------------------------------------------------------------------------
1 - STOCK CONTROL                                            2 - SECURITIES ISSUED BY THE COMPANY

    Private, Brazilian                                           Shares and debenturies
------------------------------------------------------------------------------------------------------------


01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS
------------------------------------------------------------------------------------------------------------
1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE         2 - STOCKHOLDERS' MEETING TO APPROVE THE
    FINANCIAL STATEMENTS                                         FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE     4 - PUBLICATION OF FINANCIAL STATEMENTS
    THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------


01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION
------------------------------------------------------------------------------------------------------------
1 - NAME                                                                            2 - STATE

      A  Gazeta                                                                          Espirito Santo
      Diario Oficial do Estado do Espirito Santo                                         Espirito Santo
      Gazeta Mercantil                                                                    Sao Paulo
      A Tribuna                                                                          Espirito Santo
------------------------------------------------------------------------------------------------------------


01.10 - DIRECTOR OF MARKET RELATIONS
------------------------------------------------------------------------------------------------------------
1 - DATE                                                     2 - SIGNATURE
05/28/2003                                                   ( signed ) Carlos Augusto Lira Aguiar
------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------
                                                                               2

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


02.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY
------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - ADMINISTRATOR                    3 - CPF          4 - DATE OF   5 - TERM OF  6 - CODE   7 - FUNCTION
                                                                ELECTION      OFFICE
-------------------------------------------------------------------------------------------------------------------

   01      Erling Sven Lorentzen               021.948.307-82   04/29/2003    04/30/2006     2        Chairman
-------------------------------------------------------------------------------------------------------------------

   02      Eliezer Batista da Silva            607.460.507-63   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   03      Haakon Lorentzen                    667.258.797-72   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   04      Carlos Alberto Vieira               000.199.171-04   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   05      Acyr Frederico H. Barbosa Pinto da  009.145.767-04   04/29/2003    04/30/2006     2        Director
           Luz
-------------------------------------------------------------------------------------------------------------------

   06      Ernane Galveas                      007.998.407-00   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   07      Jose Roberto Ermirio de Moraes      029.080.178-81   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   08      Leon Chant Dakessian                940.235.908-78   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   09      Marcus Olyntho de Camargo Arruda    067.020.158-87   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   10      Sandra Meira Starling               132.083.066-87   04/29/2003    04/30/2006     2        Director
-------------------------------------------------------------------------------------------------------------------

   11      Carlos Augusto Lira Aguiar          032.209.829-72   06/26/000     06/26/2003     1        President
-------------------------------------------------------------------------------------------------------------------

   12      Walter Lidio Nunes                  151.624.270-04   06/26/000     06/26/2003     1        Chief Officer
-------------------------------------------------------------------------------------------------------------------

   13      Joao Felipe Carsalade               468.913.667-04   06/26/000     06/26/2003     1        Chief Officer
-------------------------------------------------------------------------------------------------------------------





NOTE :

1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY





--------------------------------------------------------------------------------
                                                                               3

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND OFFICER
--------------------------------------------------------------------------------

ERLING SVEN LORENTZEN
Chairman of the Board of Directors of Aracruz Celulose S.A. since April 24, 1972. Also Chairman and President of Lorentzen Empreendimentos S.A., President of Lorenpar S.A.,and Chairman of the Board of Directors of Tora S.A.. He was Vice-President of Companhia Brasileira de Gas, President of SUPERGASBRAS - Distribuidora de Gas, ROCWOOLBRAS S.A., Carboindustrial S.A and Elkem do Brasil S.A. Master on Business Administration from Harvard Business School (USA). Born January 1, 1923.

ELIEZER BATISTA DA SILVA
Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government's Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Mineracoes Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

HAAKON LORENTZEN
Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A., Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegacao Norsul. Economist graduated from Pontificia Universidade Catolica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.


CARLOS ALBERTO VIEIRA
Member of the Board of Directors of Aracruz Celulose S.A. since April 15, 1988. Also Chairman of Banco Safra S.A., Albatroz S.A., Safra Companhia de Arrendamento Mercantil S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., Pastoril Agropecuaria Couto Magalhaes S.A., Safra Holding S.A., and Safra Participacoes S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontificia Universidade Catolica de Sao Paulo. Born April 2, 1934.

ERNANE GALVEAS
Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederacao Nacional do Comercio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - Sao Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

ACYR FREDERICO HORTA BARBOSA PINTO DA LUZ
Member of the Board of Directors of Aracruz Celulose S.A. since APRIL 29, 2003. He is also Lawyer in Rio de Janeiro. Electrical engineer for the Papal Catholic University of Rio de Janeiro, Course of Perfection in Economical Engineering for the National School of Engineering of the University of Brazil (current UFRJ), Bachelor in Law for the Universidade Candido Mendes. Date of Nascimento:
23/10/35.






--------------------------------------------------------------------------------
                                                                               4

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND OFFICER
--------------------------------------------------------------------------------

JOSE ROBERTO ERMIRIO DE MORAES
Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Chairman and President of Votorantim Celulose e Papel S.A., Director of Votocel Filmes Flexiveis LTda .. He was President of Votorantim Celulose e Papel S.A.until April 2002, Vice-President and Director of S.A Industry Votorantim and member of the Bord Executive of Directors of Votorantim Participacoes S.A.. Director of New HPI PArticipacoes Ltda. Engineer metallurgy graduated by University of Engineering of the Fundacao Armando Alvares Penteado and course of academical extension in engineering of the Production, for the Fundacao Vanzolini.

LEON CHANT DAKESSIAN
Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Director of the Planning Votorantim group. Graduate mechanical engineer for the Technological Institute of Aeronautics (ITA), with masters degree courses for the Fundacao Getulio VArgas Sao Paulo and for Sloan School of Management

MARCUS OLYNTHO DE CAMARGO ARRUDA
Member of the Board of Directors of Aracruz Celulose S.A. since April 30, 2002. Also Member of the Board of Directors of Votorantim Financas S.A since August of 2000, Director Vice-presidente of the Bank Votorantim S.A ..Diretor of Votorantim Participacoes S.A.. Formed in Right and Administration of Companies by the FUNDACAO GETULIO VARGAS, in 1971. Born April 13, 1946.

SANDRA MEIRA STARLING
Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master's degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

CARLOS AUGUSTO LIRA AGUIAR.
Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

JOAO FELIPE CARSALADE
Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.


WALTER LIDIO NUNES
Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with's the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

                                      * * *


--------------------------------------------------------------------------------
                                                                               5

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL
----------------------------------------------------------------------------------------------------------------------------------
1 - BASE EVENT  2 - DATE OF EVENT   3 - INDIVIDUALS &   4 - INSTITUCIONAL  5 - SHAREHOLDERS' AGREEMENT  6 - PREFERRED VOTING STOCK
                                        CORPORATIONS        INVESTORS
   AGO/E        04/29/2003              2,000               200                Yes                          No
----------------------------------------------------------------------------------------------------------------------------------


03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK
-----------------------------------------------------------------------------------------------------------
1 - ITEM  2 - NAME                    3 - TAXPAYER NO./CPF 4 - NATIONALITY 5 - STATE      COMMON STOCK

                                                                                   ------------------------
                                                                                    6 - QU'TY      7 - %
                                                                                      (000)
-----------------------------------------------------------------------------------------------------------
  01        Newark Financial Inc.              -           B.V. Islands     -         127,506      28.00
-----------------------------------------------------------------------------------------------------------
  02        Sodepa S.A.                43.826.833/0001-19    Brazilian      SP        127,506      28.00
-----------------------------------------------------------------------------------------------------------
  03        Arapar S.A.                29.282.803/0001-68    Brazilian      RJ        127,494      28.00
-----------------------------------------------------------------------------------------------------------
  04        BNDES Participacoes  S.A.  00.383.281/0001-09    Brazilian      RJ         56,881      12.49
-----------------------------------------------------------------------------------------------------------
  05        Lorentzen Empreendimentos  33.107.533/0001-26    Brazilian      RJ             12       0.00
-----------------------------------------------------------------------------------------------------------
  97        Treasuary Stock                    -                 -          -             483       0.11
-----------------------------------------------------------------------------------------------------------
  98        Others                             -                 -          -          15,507       3.40
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
  99        Total                                                                     455,389     100.00
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 - ITEM       PREFERRED STOCK            TOTAL SHARES       2 - DATE OF CAPITAL
                                                                 COMPOSITION
           ------------------------ ------------------------- ------------------
             8 - QU'TY      9 - %    10 - QU'TY     11 - %
               (000)                   (000)
--------------------------------------------------------------------------------
  01                  -          -     127,506         12.35       03/31/2003
--------------------------------------------------------------------------------
  02             85,611      14.83     213,117         20.64       03/31/2003
--------------------------------------------------------------------------------
  03                  -          -     127,494         12.35       03/31/2003
--------------------------------------------------------------------------------
  04             44,162       7,65     101,043          9.78       03/31/2003
--------------------------------------------------------------------------------
  05                                        12          0.00
--------------------------------------------------------------------------------
  97              1,374       0.24       1,857          0.18
--------------------------------------------------------------------------------
  98            446,018      77.28     461,525         44.70
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  99            577,165     100.00   1,032,554        100.00
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                               6

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------


----------------------- -----------------------------------------------------------------------------------------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                  2 - DATE OF CAPITAL COMPOSITION
  01                    Newark Financial Inc.                                                       03/31/2003
----------------------- -----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                             3 - TAXPAYER NO.      4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                 ---------------------------
                                                                                                    6 - QU'TY       7 - %
-----------------------------------------------------------------------------------------------------------------------------
    0101    VCP Exportadora e Participacoes S.a.  04.200.577-0001/27      Brazilian        SP            50,000      100.00
-----------------------------------------------------------------------------------------------------------------------------
    0199    Total                                                                                        50,000      100,00
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM          PREFERRED STOCK             TOTAL SHARES
            -------------------------- --------------------------
               8 - QU'TY       9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------
    0101                                        50,000    100.00
-----------------------------------------------------------------
    0199                                        50,000    100,00
-----------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                  2 - DATE OF CAPITAL COMPOSITION
0101                    VCP Exportadora e Participacoes S.a                                         03/31/2003
------------- ---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE      COMMON STOCK
                                                                                                        ----------------------
                                                                                                          6 - QU'TY    7 - %
-------------------------------------------------------------------------------------------------------------------------------
  010101        VCP Votorantim Celulose e Papel S.A.    6.643.228-0001/21        Brazilian        SP     70,200,100    100.00
-------------------------------------------------------------------------------------------------------------------------------
  010199        Total                                                                                    70,200,100    100,00
-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            PREFERRED STOCK             TOTAL SHARES
               ------------------------- -------------------------
                 8 - QU'TY      9 - %      10 - QU'TY     11 - %
------------------------------------------------------------------
  010101                                   70,200,100      100.00
------------------------------------------------------------------
  010199                                   70,200,100      100,00
------------------------------------------------------------------







--------------------------------------------------------------------------------
                                                                               7

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                        2 - DATE OF CAPITAL COMPOSITION
010101        Votorantim Celulose e Papel S.A.                                                  03/31/2003
------------- -----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.           4 - NATIONALITY 5 - STATE       COMMON STOCK
                                                                                                        --------------------------
                                                                                                            6 - QU'TY      7 - %
-----------------------------------------------------------------------------------------------------------------------------------
  01010101      Votocel Filmes Flexiveis Ltda          61.397.246/0001-33        Brazilian        SP     18,804,569,388     88.95
-----------------------------------------------------------------------------------------------------------------------------------
  01010102      Nova HPI Participacoes                 65.785.669/0001-81        Brazilian        SP      2,335,920,930     11.05
-----------------------------------------------------------------------------------------------------------------------------------
  01010103      Acoes em Condominio                                                                                   3
-----------------------------------------------------------------------------------------------------------------------------------
  01010104      BDES Participacoes S.A. - BNDESPAR     00.383.281/0001-09        Brazilian        RJ
-----------------------------------------------------------------------------------------------------------------------------------
  01010105      Cimento Rio Branco S.A.                64.132.236/0001-64        Brazilian        SP
-----------------------------------------------------------------------------------------------------------------------------------
  01010106      Outros
-----------------------------------------------------------------------------------------------------------------------------------
  01010107      Acoes em Tesouraria
-----------------------------------------------------------------------------------------------------------------------------------
  01010199      Total                                                                                    21,140,490,321   100.000
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------
1 - ITEM          PREFERRED STOCK             TOTAL SHARES
              ------------------------ -------------------------
                8 - QU'TY      9 - %      10 - QU'TY     11 - %
----------------------------------------------------------------
  01010101      616,942,976      3.59  19,421,512,364     50.68
----------------------------------------------------------------
  01010102      147,955,225      0.86   2,483,876,155      6.48
----------------------------------------------------------------
  01010103                                          3
----------------------------------------------------------------
  01010104    5,797,290,661     33.74   5,797,290,661     15.13
----------------------------------------------------------------
  01010105       85,500,000      0.50      85,500,000      0.22
----------------------------------------------------------------
  01010106    0,427,140,370     60.69  10,427,140,370     27,21
----------------------------------------------------------------
  01010107      107,380,000      0.62     107,380,000      0.28
----------------------------------------------------------------
  01010199    17,182209,232    100.00  38,322,699,553    100,00
----------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                        2 - DATE OF CAPITAL COMPOSITION
01010101       Votocel Filmes Flexiveis Ltda                                                    03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                             3 - TAXPAYER NO.       4 - NATIONALITY   5 - STATE       COMMON STOCK
                                                                                                      --------------------------
                                                                                                          6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
0101010101       Votorqantim Participacoes S.A.        61.082.582/0001-97      Brazilian        SP          5,018,348    100.00
---------------------------------------------------------------------------------------------------------------------------------
0101001102       Hejoassu Administracao Ltda           61.194.148/0001-07      Brazilian        SP                  1      0.00
---------------------------------------------------------------------------------------------------------------------------------
0101010199       Total                                                                                      5,018,349    100.00
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            PREFERRED STOCK             TOTAL SHARES
               ------------------------- -------------------------
                  8 - QU'TY      9 - %      10 - QU'TY     11 - %
------------------------------------------------------------------
0101010101                                    5,018,348    100.00
------------------------------------------------------------------
0101001102                                            1      0.00
------------------------------------------------------------------
0101010199                                    5,018,349    100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                               8

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                      2 - DATE OF CAPITAL COMPOSITION
010101        Votorantim Participacoes S.A.                                                   03/31/2003
------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                              3 - TAXPAYER NO.  4 - NATIONALITY  5 - STATE       COMMON STOCK
                                                                                                    --------------------------
                                                                                                        6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------------
010101010101        Hejoassu Administracao Ltda         61.194.148/0001-07   Brazilian        SP      4,039,553,777     98.16
-------------------------------------------------------------------------------------------------------------------------------
010101010102        Jose Ermirio de Moraes Filho          039.682.948-15     Brazilian        SP         19,026,623      0.46
-------------------------------------------------------------------------------------------------------------------------------
010101010103        Antonio Ermirio de Moraes             004.806.578-15     Brazilian        SP         19,026,623      0.46
-------------------------------------------------------------------------------------------------------------------------------
010101010104        Ermirio Pereira de Moraes             499.217.118-49     Brazilian        RJ         19,026,623      0.46
-------------------------------------------------------------------------------------------------------------------------------
010101010105        Maria Helena Moraes Scripillitti      174.502.828-52     Brazilian        SP         19,026,623      0.46
-------------------------------------------------------------------------------------------------------------------------------
010101010199        Total                                                                             4,115,660,269    100.00
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------
1 - ITEM               PREFERRED STOCK             TOTAL SHARES
                  ------------------------- ------------------------
                     8 - QU'TY      9 - %      10 - QU'TY     11 - %
--------------------------------------------------------------------
010101010101                                 4,039,553,777     98.16
--------------------------------------------------------------------
010101010102                                    19,026,623      0.46
--------------------------------------------------------------------
010101010103                                    19,026,623      0.46
--------------------------------------------------------------------
010101010104                                    19,026,623      0.46
--------------------------------------------------------------------
010101010105                                    19,026,623      0.46
--------------------------------------------------------------------
010101010199                                 4,115,660,269    100,00
--------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                      2 - DATE OF CAPITAL COMPOSITION
0101010103          Hejoassu Administracao Ltda                                                   03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                                3 - TAXPAYER NO.  4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                      --------------------------
                                                                                                          6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
010101010301       Jose Ermirio de Moraes Filho - Espolio   039.682.948-15     Brazilian        SP            400,000     25.00
---------------------------------------------------------------------------------------------------------------------------------
010101010302       AEM Participacoes S.A.                 05.062.403/0001-89   Brazilian        SP            400,000     25.00
---------------------------------------------------------------------------------------------------------------------------------
010101010303       ERMAN Participacoes S.A.               05.062.376/0001-44   Brazilian        SP            400,000     25.00
---------------------------------------------------------------------------------------------------------------------------------
010101010304       MRC Participacoes S.A.                 05.062.355/0001-29   Brazilian        RJ            400,000     25.00
---------------------------------------------------------------------------------------------------------------------------------
010101010399       Total                                                       Brazilian        SP          1,600,000    100.00
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------
1 - ITEM                 PREFERRED STOCK             TOTAL SHARES
                  ------------------------- -------------------------
                     8 - QU'TY      9 - %      10 - QU'TY     11 - %
---------------------------------------------------------------------
010101010301                                       400,000     25.00
--------------------------------------------------------------------
010101010302                                       400,000     25.00
--------------------------------------------------------------------
010101010303                                       400,000     25.00
--------------------------------------------------------------------
010101010304                                       400,000     25.00
--------------------------------------------------------------------
010101010399                                     1,600,000    100.00
--------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                               9

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                       2 - DATE OF CAPITAL COMPOSITION
01010102          Nova HPI Participacoes Ltda                                                      03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                                3 - TAXPAYER NO. 4 - NATIONALITY 5 - STATE       COMMON STOCK
                                                                                                    --------------------------
                                                                                                        6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------------
0101010201          Votorantim participacoes S.A.         61.082.582/0001-97   Brazilian      SP          7,212,408    100.00
-------------------------------------------------------------------------------------------------------------------------------
0101010202          Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian      SP                  1      0.00
-------------------------------------------------------------------------------------------------------------------------------
0101010299                                                                     Brazilian      SP          7,212,409    100.00
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------
1 - ITEM               PREFERRED STOCK             TOTAL SHARES
                  ------------------------- -------------------------
                     8 - QU'TY      9 - %      10 - QU'TY     11 - %
---------------------------------------------------------------------
0101010201                                       7,212,408    100.00
---------------------------------------------------------------------
0101010202                                               1      0.00
---------------------------------------------------------------------
0101010299                                       7,212,409    100.00
---------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                       2 - DATE OF CAPITAL COMPOSITION
01010105          Cimento Rio Branco S.A.                                                          03/31/2003
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                               3 - TAXPAYER NO.  4 - NATIONALITY  5 - STATE        COMMON STOCK
                                                                                                    --------------------------
                                                                                                         6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------------
0101010501          Hejoassu Administracao Ltda           61.194.148/0001-07   Brazilian       SP      1,178,189,031     62.29
-------------------------------------------------------------------------------------------------------------------------------
0101010502          Votorantim Investimenstos Industriais 03.407.049/0001-51   Brazilian       SP        701,356,114     37.08
                    Ltda
-------------------------------------------------------------------------------------------------------------------------------
0101010503          Latin American Cement Inv. Limited                                                    11,900,899      0.63
-------------------------------------------------------------------------------------------------------------------------------
0101010504          Jose Ermirio de Moraes Filho            039.682.948-15     Brazilian       SP                  1      0.00
-------------------------------------------------------------------------------------------------------------------------------
0101010505          Jose Ermirio de Moraes Neto             817.568.288-49     Brazilian       SP                  1      0.00
-------------------------------------------------------------------------------------------------------------------------------
0101010506          Jose roberto Ermirio de Moraes          029.080.178-81     Brazilian       SP                  1      0.00
-------------------------------------------------------------------------------------------------------------------------------
0101010599          Total                                                                              1.891.446.047    100.00
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------
1 - ITEM                 PREFERRED STOCK             TOTAL SHARES
                  ------------------------- -------------------------
                      8 - QU'TY      9 - %      10 - QU'TY     11 - %
---------------------------------------------------------------------
0101010501                                    1,178,189,031     62.29
---------------------------------------------------------------------
0101010502                                      701,356,114     37.08

---------------------------------------------------------------------
0101010503                                       11,900,899      0.63
---------------------------------------------------------------------
0101010504                                                1      0.00
---------------------------------------------------------------------
0101010505                                                1      0.00
---------------------------------------------------------------------
0101010506                                                1      0.00
---------------------------------------------------------------------
0101010599                                    1.891.446.047    100.00
---------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                              10

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                       2 - DATE OF CAPITAL COMPOSITION
0101010502          Votorantim Investimenstos Industriais Ltda                                     03/31/2003
----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          2 - NAME                               3 - TAXPAYER NO.  4 - NATIONALITY 5 - STATE        COMMON STOCK
                                                                                                    --------------------------
                                                                                                        6 - QU'TY      7 - %
-------------------------------------------------------------------------------------------------------------------------------
010101050201        Votorantim participacoes S.A.        61.082.582/0001-97   Brazilian       SP      3,642,158,804    100.00
-------------------------------------------------------------------------------------------------------------------------------
010101050202        Marcus Olyntho de C. Arruda            067.020.158-87     Brazilian       SP              2,500      0.00
-------------------------------------------------------------------------------------------------------------------------------
010101050203        Nelson Kolchi Shimada                  001.231.868-03     Brazilian       SP              2,500      0.00
-------------------------------------------------------------------------------------------------------------------------------
010101050299        Total                                                                             3,642,163,804    100.00
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------
1 - ITEM                PREFERRED STOCK             TOTAL SHARES
                  ------------------------- -------------------------
                     8 - QU'TY      9 - %      10 - QU'TY     11 - %
---------------------------------------------------------------------
010101050201                                 3,642,158,804    100.00
---------------------------------------------------------------------
010101050202                                         2,500      0.00
---------------------------------------------------------------------
010101050203                                         2,500      0.00
---------------------------------------------------------------------
010101050299                                 3,642,163,804    100.00
---------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                       2 - DATE OF CAPITAL COMPOSITION
  02                    Sodepa S.A.                                                                    03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                     3 - TAXPAYER NO.         4 - NATIONALITY     5 - STATE         COMMON STOCK
                                                                                                 ---------------------------
                                                                                                    6 - QU'TY       7 - %
-----------------------------------------------------------------------------------------------------------------------------
      0201    Joseph Yacoub Safra              006.062.278-49           Brazilian          SP        12,965,176       49.99
-----------------------------------------------------------------------------------------------------------------------------
      0202     Moise Yacoub Safra              006.062.198-20           Brazilian          SP        12,965,176       49.99
-----------------------------------------------------------------------------------------------------------------------------
      0203     Others                                 -                     -              -              2,106        0.02
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
      0299    Total                                                                                  25,932,458      100.00
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM           PREFERRED STOCK             TOTAL SHARES
             -------------------------- --------------------------
                8 - QU'TY       9 - %      10 - QU'TY      11 - %
------------------------------------------------------------------
      0201            5.473      16,67       12,970,649     49.96
------------------------------------------------------------------
      0202            5.473      16,67       12,970,649     49.96
------------------------------------------------------------------
      0203           19,054      66,66           21,160      0.08
------------------------------------------------------------------

------------------------------------------------------------------
      0299              30,000  100.00       25,962,458    100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                              11

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR                              2 - DATE OF CAPITAL COMPOSITION
  03                    Arapar S.A.                                                                 03/31/2003

--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                   3 - TAXPAYER NO.          4 - NATIONALITY      5 - STATE         COMMON STOCK
                                                                                                 ---------------------------
                                                                                                    6 - QU'TY       7 - %
-----------------------------------------------------------------------------------------------------------------------------
  0301         Lorenpar S.A.                29.302.148/0001-62          Brazilian          RJ       747,051,991       80.00
-----------------------------------------------------------------------------------------------------------------------------
  0302         Brusara Participacoes        31.934.821/0001-29          Brazilian          RJ       186,762,998       20.00
               Ltda.
-----------------------------------------------------------------------------------------------------------------------------
  0399         Total                                                                                933,814,989      100.00
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------
1 - ITEM            PREFERRED STOCK             TOTAL SHARES
              -------------------------- --------------------------
                 8 - QU'TY      9 - %       10 - QU'TY     11 - %
-------------------------------------------------------------------
  0301                    -           -     747,051,991      80.00
-------------------------------------------------------------------
  0302                    -           -     186,762,998      20.00

-------------------------------------------------------------------
  0399                -               -     933,814,989     100.00
-------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                          2 - DATE OF CAPITAL COMPOSITION
0301          Lorenpar S.A.                                                                       03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE      COMMON STOCK
                                                                                                        ----------------------
                                                                                                          6 - QU'TY    7 - %
-------------------------------------------------------------------------------------------------------------------------------
  030101        Fort James International Holdings               -                American         -     149,096,520     20.00
                Ltd.
-------------------------------------------------------------------------------------------------------------------------------
  030102        Vitoria Participacoes S.A.             68.622.505/0001-21        Brazilian       RJ-     70,087,746      9.40
-------------------------------------------------------------------------------------------------------------------------------
  030103        Lorentzen Empreendimentos S.A.         33.107.533/0001-26        Brazilian        RJ    498,296,528     66.84
-------------------------------------------------------------------------------------------------------------------------------
  030104        Others                                          -                    -            -      28,001,742      3.76
-------------------------------------------------------------------------------------------------------------------------------
  030199        Total                                                                                   745,482,536   100.00
-------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM          PREFERRED STOCK             TOTAL SHARES
              ----------------------- ---------------------------
                8 - QU'TY     9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------
  030101       250,818,557     33.65     399.915,077       26.82

-----------------------------------------------------------------
  030102        70,087,746      9.40     140,175,492        9.40
-----------------------------------------------------------------
  030103       335,068,355     44.95     833,364,883       55.89
-----------------------------------------------------------------
  030104        89,507,878     12.00     117,509,620        7.89
-----------------------------------------------------------------
  030199       745,482,536    100.00   1,490,965,072      100.00
-----------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
030101        Fort James International Holdings Ltd                                              03/31/2003
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                       ------------------------
                                                                                                          6 - QU'TY     7 - %
--------------------------------------------------------------------------------------------------------------------------------
   03010101     Fort James Corporation                        -                  American         -            1,000     88.81
--------------------------------------------------------------------------------------------------------------------------------
   03010102     Fort James Operating Company                  -                  American         -              126     11.19
--------------------------------------------------------------------------------------------------------------------------------
   03010199     Total                                                                                          1,126    100,00
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM          6 - PREFERRED STOCK       7 - TOTAL SHARES
              ------------------------- -------------------------
                 8 - QU'TY      9 - %     10 - QU'TY       %
-----------------------------------------------------------------
   03010101               -          -          1,000      88.81
-----------------------------------------------------------------
   03010102               -          -            126      11.19
-----------------------------------------------------------------
   03010199               -          -          1,126     100,00
-----------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              12

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                       2 - DATE OF CAPITAL COMPOSITION
030102        Vitoria Participacoes S.A.                                                       03/31/2003
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE   5 - COMMON STOCK
                                                                                                       ------------------------
                                                                                                       6 - QU'TY      7 - %
--------------------------------------------------------------------------------------------------------------------------------
   03010201   DnB Invest Holdings A/S                                             Norwegian             188,644,371     99.99
--------------------------------------------------------------------------------------------------------------------------------
   03010202   Outros                                                                                          5,000      0.01
--------------------------------------------------------------------------------------------------------------------------------
   03010299   Total                                                                                     188,649,371    100,00
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM         6 - PREFERRED STOCK       7 - TOTAL SHARES
              ------------------------- -------------------------
              8 - QU'TY      9 - %      10 - QU'TY     %
-----------------------------------------------------------------
   03010201                              188,644,371      99.99
-----------------------------------------------------------------
   03010202                                    5,000       0.01
-----------------------------------------------------------------
   03010299              -          -    188,649,371     100,00
-----------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM       02  - Name of THE holding company/ investor                                         2 - DATE OF CAPITAL COMPOSITION
03010201       DnB Invest Holdings A/S                                                            03/31/2003
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO.        3 - NATIONALITY   4 - STATE  5 - COMMON STOCK
                                                                                                       ------------------------
                                                                                                       6 - QU'TY      7 - %
--------------------------------------------------------------------------------------------------------------------------------
   03010201   Den Norske Bank ASA                                                 Norwegian                 200,000    100.00
--------------------------------------------------------------------------------------------------------------------------------
   03010299   Total                                                                                         200,000    100.00
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM      6 - PREFERRED STOCK       7 - TOTAL SHARES
              ------------------------- -------------------------
              8 - QU'TY      9 - %      10 - QU'TY     %
-----------------------------------------------------------------
   03010201                                  200,000     100.00
-----------------------------------------------------------------
   03010299                                  200,000     100.00
-----------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                              13

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                      2 - DATE OF CAPITAL COMPOSITION
030103         Lorentzen Empreendimentos S.A.                                                 03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                              2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                       ------------------------
                                                                                                       6 - QU'TY      7 - %
--------------------------------------------------------------------------------------------------------------------------------
   03010301   Norbrasa Empreendimentos S.A.            30.927.925/0001-43         Brazilian       RJ     39,069,001     42.57
--------------------------------------------------------------------------------------------------------------------------------
   03010302   Oivind Harald Lorentzen                      691.392.537-91    North-American        -      9,674,206     10.54
--------------------------------------------------------------------------------------------------------------------------------
   03010303   Vertex Participacoes S.A.                31.135.387/0001-17         Brazilian       RJ     14,785,714     16.11
--------------------------------------------------------------------------------------------------------------------------------
   03010304   Brasvest Holding S.A.                                     -       Luxemburger        -      4,921,097      5.36
--------------------------------------------------------------------------------------------------------------------------------
   03010305   Den Norske Bank                                           -         Norwegian        -              -         -
--------------------------------------------------------------------------------------------------------------------------------
   03010306   Per Arne Estate                                           -    North-American        -      2,506,222      2,73
--------------------------------------------------------------------------------------------------------------------------------
   03010307   Erling Sven Lorentzen                        021.948.307-82         Norwegian        -      7,805,891      8.50
--------------------------------------------------------------------------------------------------------------------------------
   03010308   Nebra Participacoes Ltda                 04.418.550/0001-86         Brazilian       SP      9,178,630     10,00
--------------------------------------------------------------------------------------------------------------------------------
   03010309   Others                                                    -                 -        -      3,839,869      4,19
--------------------------------------------------------------------------------------------------------------------------------
   03010399   Total                                                                                      91,780,630    100.00
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
1 - ITEM         6 - PREFERRED STOCK       7 - TOTAL SHARES
              ------------------------- -------------------------
              8 - QU'TY      9 - %      10 - QU'TY     %
-----------------------------------------------------------------
   03010301              -          -     39,069,001      16.56
-----------------------------------------------------------------
   03010302      4.461,078       3.09     14,135,284       5,99
-----------------------------------------------------------------
   03010303     20,843,598      14.46     35,629,312      15.10
-----------------------------------------------------------------
   03010304     24,702,697      17.13     29,623,794      12.56
-----------------------------------------------------------------
   03010305     47.813,984      33.17     47.813,984      20.26
-----------------------------------------------------------------
   03010306     16,612,193      11,52     19,118,415       8,10
-----------------------------------------------------------------
   03010307              -          -      7,805,891       3.31
-----------------------------------------------------------------
   03010308      3,732,352       2,59     12,910,982       5,47
-----------------------------------------------------------------
   03010309     26,003,911      18,04      29,84,780      12,65
-----------------------------------------------------------------
   03010399        144,170     100.00    235,950,443     100.00
-----------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                         2 - DATE OF CAPITAL COMPOSITION
03010301       Norbrasa Empreendimentos S.A.                                                     03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                              2 - TAXPAYER NO./CPF   3 - NATIONALITY   4 - STATE    5 - COMMON STOCK
                                                                                                        ------------------------
                                                                                                        6 - QU'TY     7 - %
---------------------------------------------------------------------------------------------------------------------------------
   0301030101   Erling Sven Lorentzen                       021.948.307-82         Norwegian       -    72,317,677      97,24
---------------------------------------------------------------------------------------------------------------------------------
   0301030103   Other                                                    -                 -       -     2,055,210       2,76
---------------------------------------------------------------------------------------------------------------------------------
   0301030199   Total                                                                                   74,372,887     100.00
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            6 - PREFERRED STOCK       7 - TOTAL SHARES
                ------------------------- ------------------------
                8 - QU'TY      9 - %     10 - QU'TY     %
------------------------------------------------------------------
   0301030101             -         -     72,317,677      97,24
------------------------------------------------------------------
   0301030103             -         -      2,055,210       2,76
------------------------------------------------------------------
   0301030199             -         -     74,372,887     100.00
------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              14

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1 - ITEM       02  - Name of THE holding company/ investor                                      2 - DATE OF CAPITAL COMPOSITION
03010304       Vertex Participacoes S.A.                                                        03/31/2003
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                                       -------------------------
                                                                                                       6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
   0301030401              DnB Invest Holdings A/S                                 Norwegian       -    188,644,371      99.99
---------------------------------------------------------------------------------------------------------------------------------
   0301030402                               Outros                                                            5,000       0.01
---------------------------------------------------------------------------------------------------------------------------------
   0301030499                                Total                                                      188,649,371     100.00
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            6 - PREFERRED STOCK      7 - TOTAL SHARES
                ------------------------ -------------------------
                8 - QU'TY      9 - %     10 - QU'TY     %
------------------------------------------------------------------
   0301030401              -         -    188,644,371      99.99
------------------------------------------------------------------
   0301030402              -         -          5,000       0.01
------------------------------------------------------------------
   0301030499              -         -    188,649,371     100.00
------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                       2 - DATE OF CAPITAL COMPOSITION
03010305      Bravest Holding S.A.                                                             03/31/2003
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                                       -------------------------
                                                                                                       6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
   0301030501                    Harald Ragnar Lie                                 Norwegian       -      1,230,275      25.00
---------------------------------------------------------------------------------------------------------------------------------
   0301030502                       Ole Ragnar Lie                                 Norwegian              1,230,275      25.00
---------------------------------------------------------------------------------------------------------------------------------
   0301030503                     Einar Ragnar Lie                                 Norwegian              1,230,274      25.00
---------------------------------------------------------------------------------------------------------------------------------
   0301030504                    Oivind Ragnar Lie                                 Norwegian              1,230,274      25.00
---------------------------------------------------------------------------------------------------------------------------------
   0301030599                                Total                                                        4,921,098     100.00
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            6 - PREFERRED STOCK      7 - TOTAL SHARES
                ------------------------ -------------------------
                8 - QU'TY      9 - %     10 - QU'TY     %
------------------------------------------------------------------
   0301030501      6,175,674     25.00      7,405,949      25.00
------------------------------------------------------------------
   0301030502      6,175,674     25.00      7,405,949      25.00
------------------------------------------------------------------
   0301030503      6,175,674     25.00      7,405,948      25.00
------------------------------------------------------------------
   0301030504      6,175,674     25.00      7,405,948      25.00
------------------------------------------------------------------
   0301030599     27,702,696    100.00     29,623,794     100.00
------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                     2 - DATE OF CAPITAL COMPOSITION
03010311      Nebra Participacoes Ltda                                                        03/31/2003
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                                       -------------------------
                                                                                                       6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
   0301031101          New Era Development Co. Ltd                                  Bermudas       -      9,726,922      99.99
---------------------------------------------------------------------------------------------------------------------------------
   0301031102                               Outros                                                              100       0.01
---------------------------------------------------------------------------------------------------------------------------------
   0301031199                                Total                                                        9,727,022     100.00
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - ITEM            6 - PREFERRED STOCK      7 - TOTAL SHARES
                ------------------------ -------------------------
                8 - QU'TY      9 - %     10 - QU'TY     %
------------------------------------------------------------------
   0301031101              -         -      9,726,922      99.99
------------------------------------------------------------------
   0301031102              -         -            100       0.01
------------------------------------------------------------------
   0301031199              -         -      9,727,022     100.00
------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              15

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                     2 - DATE OF CAPITAL COMPOSITION
0302          Brusara  Participacoes Ltda.                                                    03/31/2003
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                               2 - TAXPAYER NO./CPF    3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                                       -------------------------
                                                                                                       6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
     030201      Fort James International Holdings                 -          North-American       -     37,008,700     100.00
                                      Ltd.
---------------------------------------------------------------------------------------------------------------------------------
     030202                                 Outros                                                                1
---------------------------------------------------------------------------------------------------------------------------------
     030299                                  Total                                                       37,008,701     100.00
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------
1 - ITEM          6 - PREFERRED STOCK      7 - TOTAL SHARES
              ------------------------ -------------------------
              8 - QU'TY      9 - %     10 - QU'TY     %
----------------------------------------------------------------
     030201              -         -     37,008,700     100.00

----------------------------------------------------------------
     030202                                       1
----------------------------------------------------------------
     030299              -         -     37,008,701     100.00
----------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                        2 - DATE OF CAPITAL COMPOSITION
04            BNDES Participacoes S.A.                                                           03/31/2003
----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                  2 - TAXPAYER NO./CPF 3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                                       -------------------------
                                                                                                       6 - QU'TY      7 - %
---------------------------------------------------------------------------------------------------------------------------------
       0401       Banco Nac. Desenvol. Econ. Social -                              Brazilian       -              1     100.00
                                      BNDES
---------------------------------------------------------------------------------------------------------------------------------
       0499                                     Total                                                             1     100.00
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------
1 - ITEM          6 - PREFERRED STOCK      7 - TOTAL SHARES
              ------------------------ -------------------------
              8 - QU'TY      9 - %     10 - QU'TY     %
----------------------------------------------------------------
       0401              -         -              1     100.00

----------------------------------------------------------------
       0499              -         -              1     100.00
----------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - Name of THE holding company/ investor                                         2 - DATE OF CAPITAL COMPOSITION
0401          Banco Nac. Desenvol. Econ. Social - BNDES                                           03/31/2003
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                   2 - TAXPAYER NO./CPF      3 - NATIONALITY  4 - STATE    5 - COMMON STOCK
                                                                                              ---------------------------
                                                                                              6 - QU'TY         7 - %
--------------------------------------------------------------------------------------------------------------------------
     040101                 Uniao Federal                                Brazilian       -     6,273,711,452    100.00
--------------------------------------------------------------------------------------------------------------------------
     040199                         Total                                                      6,273,711,452    100.00
--------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------
1 - ITEM         6 - PREFERRED STOCK       7 - TOTAL SHARES
              ------------------------- -------------------------------
              8 - QU'TY       9 - %     10 - QU'TY           %
-----------------------------------------------------------------------
     040101              -         -        6,273,711,452     100.00
-----------------------------------------------------------------------
     040199              -         -        6,273,711,452     100.00
-----------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                              16

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
04.01 - BREAKDOWN OF THE PAID IN CAPITAL
--------------------------------------------------------------------------------


1 - DATE OF LAST CHANGE :   04/30/1997

-------------------------------------------------------------------------------------------------------------
2 -ITEM    3 - TYPE OF SHARE               5 - PAR VALUE      6 - NUMBER OF    7 - SUBSCRIBED   8 - PAID-UP
                                                              SHARES (000)        (R$ `000)      (R$ `000)
-------------------------------------------------------------------------------------------------------------

01         Commom - Nominative Stock      NONE                        455,391          817,899       817,899
-------------------------------------------------------------------------------------------------------------

03         Class A Preferred -            NONE                         40,326           72,427        72,427
           Nominative Stock
-------------------------------------------------------------------------------------------------------------

04         Class B Preferred -            NONE                        536,837          964,180       964,180
           Nominative Stock
-------------------------------------------------------------------------------------------------------------

99         Total                                                    1,032,554        1,854,506     1,854,506
-------------------------------------------------------------------------------------------------------------


04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

----------------------------------------------------------------------------------------------------------
  1 -ITEM       2 - DATE        3 - PAID-IN CAPITAL                CHANGES IN THE PAID-IN CAPITAL
                                                        --------------------------------------------------
                                     (R$ 000)             4 - AMOUNT (R$ 000)             6 - NOTES
----------------------------------------------------------------------------------------------------------
01           04/30/1997                      1,854,506                       489       CAPITAL RESERVES
----------------------------------------------------------------------------------------------------------


04.03 - STOCK DIVIDEND / SPLIT OR GROUPING OF SHARES IN THE LAST THREE YEARS

----------------------------------------------------------------------------------------------------------
  1 -ITEM      2 - DATE                FACE VALUE (R$)                        NO. OF SHARES (000)
                           ---------------------------------------- --------------------------------------
                           2 - PRE AGM/EGM      3 - POST AGM/EGM    4 - PRE AGM/EGM      5 - POST AGM/EGM
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------


04.04 - AUTHORIZED CAPITAL

----------------------------------------------------------------------------------------------------------
          1 - NUMBER OF SHARES (000)                     2 - AMOUNT (R$ `000)                 2 - DATE
                  1,077,920                                   2,450,000                       04/30/1997
----------------------------------------------------------------------------------------------------------










--------------------------------------------------------------------------------
                                                                              17

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


05.01 - TREASURY STOCK

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - TYPE        3 - CLSS 3- MEETING   4 - ACQUIS'N  6 - TO BE   7 - AMOUNT TO      8 - N(0).        7- AMOUNT
                                                     PERIOD    BUY-BACK    BE DISBURSED       ALREADY          ALREADY
                                                                (000)           (R$ 000)      BOUGHT-BACK      DISBURSED
                                                                                              (000)            (R$ 000)
----------------------------------------------------------------------------------------------------------------------------

01         COMMON                  08/22/1980    02/17/1982           483                198              483           198
----------------------------------------------------------------------------------------------------------------------------

02         PREFERRED       A       08/22/1980    02/17/1982            36                 15               36            15
----------------------------------------------------------------------------------------------------------------------------

03         PREFERRED       B       08/22/1980    02/17/1982             9                  1                9             1
----------------------------------------------------------------------------------------------------------------------------

04         COMMON                  12/10/1997    02/10/1998         1,116
----------------------------------------------------------------------------------------------------------------------------

05         PREFERRED       A       12/10/1997    02/10/1998           304
----------------------------------------------------------------------------------------------------------------------------

06         PREFERRED       B       12/10/1997    02/10/1998        47,142                              14,483        22,276
----------------------------------------------------------------------------------------------------------------------------

07         COMMON                  03/10/1998    06/10/1998         1,116
----------------------------------------------------------------------------------------------------------------------------

08         PREFERRED       A       03/10/1998    06/10/1998           304
----------------------------------------------------------------------------------------------------------------------------

09         PREFERRED       B       03/10/1998    06/10/1998        32,659                               7,455        11,835
----------------------------------------------------------------------------------------------------------------------------

10         COMMON                  06/24/1998    09/24/1998         1,116
----------------------------------------------------------------------------------------------------------------------------

11         PREFERRED       A       06/24/1998    09/24/1998           304
----------------------------------------------------------------------------------------------------------------------------

12         PREFERRED       B       06/24/1998    09/24/1998        27,984                               6,288         5,580
----------------------------------------------------------------------------------------------------------------------------

13         COMMON                  09/25/1998    12/23/1998         1,116
----------------------------------------------------------------------------------------------------------------------------

14         PREFERRED       A       09/25/1998    12/23/1998           304
----------------------------------------------------------------------------------------------------------------------------

15         PREFERRED       B       09/25/1998    12/23/1998        18,840
----------------------------------------------------------------------------------------------------------------------------

16         COMMON                  10/25/2000    01/25/2001         1,116
----------------------------------------------------------------------------------------------------------------------------

17         PREFERRED       A       10/25/2000    01/25/2001           289
----------------------------------------------------------------------------------------------------------------------------

18         PREFERRED       B       10/25/2000    01/25/2001        19,112                              17,095        44,230
----------------------------------------------------------------------------------------------------------------------------





--------------------------------------------------------------------------------
                                                                              18

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

-------------------------------------------------------------------------------------------------------------------------------
1 -ITEM   2 - TYPE   APPROVAL OF DISTRIBUTION    5 - END OF   6 - NET PROFIT  7 - AMOUNT PER   8 - TYPE OF SHARE   9 - CLASS
                     --------------------------- FISCAL YEAR  (R$ 000)        SHARE  (R$ )
                     3 - MEETING  4 - DATE
-------------------------------------------------------------------------------------------------------------------------------
01        DIVIDENDS  AGO / E       04/05/2000     12/31/1999         94,524     0,0983842715   COMMON
-------------------------------------------------------------------------------------------------------------------------------
02        DIVIDENDS  AGO / E       04/05/2000     12/31/1999         94,524     0,1032269868   PREFERRED                A
-------------------------------------------------------------------------------------------------------------------------------
03        DIVIDENDS  AGO / E       04/05/2000     12/31/1999         94,524     0,1032269868   PREFERRED                B
-------------------------------------------------------------------------------------------------------------------------------
04        DIVIDENDS  AGO / E       03/30/2001     12/31/2000        452,858     0,1256006507   COMMON
-------------------------------------------------------------------------------------------------------------------------------
05        DIVIDENDS  AGO / E       03/30/2001     12/31/2000        452,858     0,1381607158   PREFERRED                A
-------------------------------------------------------------------------------------------------------------------------------
06        DIVIDENDS  AGO / E       03/30/2001     12/31/2000        452,858     0,1381607158   PREFERRED                B
-------------------------------------------------------------------------------------------------------------------------------
07        DIVIDENDS  AGO / E       04/30/2002     12/31/2001        199,440     0,1651698383   COMMON
-------------------------------------------------------------------------------------------------------------------------------
08        DIVIDENDS  AGO / E       04/30/2002     12/31/2001        199,440     0,1816868221   PREFERRED                A
-------------------------------------------------------------------------------------------------------------------------------
09        DIVIDENDS  AGO / E       04/30/2002     12/31/2001        199,440     0,1816868221   PREFERRED                B
-------------------------------------------------------------------------------------------------------------------------------
10        DIVIDENDS  AGO / E       04/29/2003     12/31/2002         60,516     0,2894486463   COMMON
-------------------------------------------------------------------------------------------------------------------------------
11        DIVIDENDS  AGO / E       04/29/2003     12/31/2002         60,516     0,3183935110   PREFERRED                A
-------------------------------------------------------------------------------------------------------------------------------
12        DIVIDENDS  AGO / E       04/29/2003     12/31/2002         60,516     0,3183935110   PREFERRED                B
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------
1 -ITEM   10 - AMOUNT      11 - BEGINNING  OF
          TOTAL (R$ 000)   THE PAYMENT

--------------------------------------------
01               42,690     04/28/2000
-------------------------------------------
02                4,222     04/28/2000
-------------------------------------------
03               57,121     04/28/2000
-------------------------------------------
04               57,137     04/12/2001
-------------------------------------------
05                5,650     04/12/2001
-------------------------------------------
06               74,091     04/12/2001
-------------------------------------------
07               75,137     05/13/2002
-------------------------------------------
08                7,348     05/13/2002
-------------------------------------------
09               97,515     05/13/2002
-------------------------------------------
10              131,672     05/15/2003
-------------------------------------------
11               12,839     05/15/2003
-------------------------------------------
12              170,489     05/15/2003
-------------------------------------------





--------------------------------------------------------------------------------
                                                                              19

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


06.03 - STATUTORY DISPOSITION OF CAPITAL

----------------------------------------------------------------------------------------------------------------------------
1 - ITEM   1 - TYPE OF 2 - CAPITAL  TYPE OF DIVIDEND                    7 - BASIS  8 - FORECAST OF  9 - PREMIUM  10 - VOTING
                                  -----------------------------------
           SHARE       %            4 -     5 -        6 - CUMULATIVE              CAPITAL REFUND                RIGHTS
                                    FIXED   MINIMUM
----------------------------------------------------------------------------------------------------------------------------
01         PA               3.81    -       6.00%      -                Capital    N                N            N
----------------------------------------------------------------------------------------------------------------------------
02         PB              53.94    -       25.00%     -                Profit     N                N            N
----------------------------------------------------------------------------------------------------------------------------
03         CN              42.25    -       25.00%     -                Profit     N                N            Y
----------------------------------------------------------------------------------------------------------------------------


06.04 - STATUTORY CHANGE

--------------------------------------------------------------------------------
1 - LAST STATUTORY CHANGE                  2 - OBLIGATORY DIVIDEND (% Profit)
--------------------------------------------------------------------------------
   11/27/2000                                                      25,00
--------------------------------------------------------------------------------


07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

---------------------------------------------------------------------------------------------------------------
1 - OFFICER SHARING PROFIT                2 - COMPANSATION OF OFFICERS  (R$ '000)             3 - PERIOD
---------------------------------------------------------------------------------------------------------------
NO                                        7.149                                                 Year
---------------------------------------------------------------------------------------------------------------


07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

-------------------------------------------------------------------------------------------------------------------------
4 - ITEM     PARTICIPATIONS & CONTRIBUITIONS  1 - LAST           2 - PRECEDING FISCAL    3 - SECOND PRECEDONG FISCAL
                                              FISCALYEAR         YEAR ENDED (R$'000)     YEAR ENDED  (R$'000)  12/31/2000
                                              ENDED R$'000)      12/31/2002
                                              12/31/2001
-------------------------------------------------------------------------------------------------------------------------

01           PARTICIPATIONS
-------------------------------------------------------------------------------------------------------------------------

02           DEBENTURISTS
-------------------------------------------------------------------------------------------------------------------------

03           EMPLOYEES
-------------------------------------------------------------------------------------------------------------------------

04           MANAGEMENT
-------------------------------------------------------------------------------------------------------------------------

05           OTHERS
-------------------------------------------------------------------------------------------------------------------------

06           CONTRIBUTIONS
-------------------------------------------------------------------------------------------------------------------------

07           ASSISTANCE FUND
-------------------------------------------------------------------------------------------------------------------------

08           PENSION FUND
-------------------------------------------------------------------------------------------------------------------------

09           OTHER
-------------------------------------------------------------------------------------------------------------------------

10           NET PROFIT FOR THE YEAR          60,516             199,440                 452,858
-------------------------------------------------------------------------------------------------------------------------

11           NET LOSS FOR THE YEAR
-------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                              20

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES


----------------------------------------------------------------------------------------------------------
01      ITEM                              01                               02
----------------------------------------------------------------------------------------------------------
02      ISSUE ORDER NO.                   5TH                              5TH
----------------------------------------------------------------------------------------------------------
03      NO. OF REGISTER CVM               SEP/GER/DEB-90/043               SEP/GER/DEB-90/033
----------------------------------------------------------------------------------------------------------
04      DATE OF REGISTER CVM              08/10/1990                       05/31/1990
----------------------------------------------------------------------------------------------------------
05      SERIES ISSUED                     SECOND SERIES                    FIRST SERIES
----------------------------------------------------------------------------------------------------------
06      TYPE                              NOMINATIVE NON-ENDORSABLE        NOMINATIVE NON-ENDORSABLE
----------------------------------------------------------------------------------------------------------
07      NATURE                            MATTER                           PUBLIC
----------------------------------------------------------------------------------------------------------
08      DATE OF ISSUE                     05/01/1990                       05/01/1990
----------------------------------------------------------------------------------------------------------
09      MATURITY DATE                     11/01/2005                       05/01/2005
----------------------------------------------------------------------------------------------------------
10      TYPE OF DEBENTURE                 SUBORDINATE                      SUBORDINATE
----------------------------------------------------------------------------------------------------------
11      REMUNERATION                      TR + 6% P.A.                     TR + 6% P.A.
----------------------------------------------------------------------------------------------------------
12      PREMIUM / DISCOUNT                -                                -
----------------------------------------------------------------------------------------------------------
13      FACE VALUE                        1,762.40                         1,762.40
----------------------------------------------------------------------------------------------------------
14      AMOUNT ISSUED  (IN REAIS 000)     145,773                          145,773
----------------------------------------------------------------------------------------------------------
15      QUANTITY ISSUED                   90,000                           90,000
----------------------------------------------------------------------------------------------------------
17      IN CIRCULATION                    -                                -
----------------------------------------------------------------------------------------------------------
18      IN TREASURY                       90.000                           90.000
----------------------------------------------------------------------------------------------------------
19      LIQUIDATED                        -                                -
----------------------------------------------------------------------------------------------------------
20      CONVERTED                         -                                -
----------------------------------------------------------------------------------------------------------
21      LAST REMARKETION                  10/01/1995                       10/01/1995
----------------------------------------------------------------------------------------------------------
22      NEXT EVENT                        -                                -
----------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                              21

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
09.01 - HISTORICAL OVERVIEW OF THE COMPANY
-------------------------------------------------------------------------------

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp, globally sold to manufacturers of tissue, printing and writing, and specialty papers.

Aracruz's forestry operations involve 188,000 hectares of eucalyptus plantations in the Brazilian states of Espirito Santo and Bahia, intermingled with 103,000 hectares of company-owned native forest reserves, which are specially maintained to preserve the balance of the ecosystem. The company's silviculture activities encompass another 51,000 hectares of eucalyptus plantations within the Forestry Partners Program, carried out in association with over 2,000 local farmers.

In Espirito Santo, the company operates the world's largest pulp mill, which is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which more than 90 percent of Aracruz's pulp production is exported.

The mill's three production lines have an annual capacity of 2.0 million metric tons. The industrial complex includes three recovery boilers, five bleaching and drying lines and separate facilities for chemicals recovery, water treatment and the generation of electricity through biomass. Environmental control is ensured through modern systems to treat all solid, liquid and gaseous wastes.

Another one of the group's companies, Aracruz Produtos de Madeira -- which operates a high technology sawmill located in southern Bahia -- supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in the preservation of natural ecosystems. Strict environmental practices at the company's pulp mill also are subject to a process of continuous improvement.

The company's standards of social responsibility are demonstrated by a comprehensive system of fringe benefits for employees and their dependents and a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

The company's voting shares are controlled by four major shareholders: the Lorentzen, Votorantim and Safra groups (each owning 28 percent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 percent). Aracruz's preferred shares, which make up more than 50 percent of the company's total number of outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.

Renewable noble wood - In the field of solid wood products, we made advances in the quality controls in place in our high-tech sawmill, which produces sawn wood sold under the Lyptus brand name for high end uses. We concluded an investment in and initiated operations with pre-drying equipment, striving to perfect and maintain quality standards in view of the demanding requirements of our domestic and international customers.

We expanded the 2001 agreement with Weyerhaeuser of the U.S. to extend sales of Lyptus to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions. The initial impact of this agreement was to increase Lyptus sawn wood exports from 4.2% in 2001 to 10.6% in 2002, in addition to 47,223 m2 of Lyptus flooring. In 2002, 16% of total production was exported, a figure that is expected to reach 35% in 2003 and 50% in 2004.

                                      * * *







--------------------------------------------------------------------------------

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
09.02 - MARKET OVERVIEW
--------------------------------------------------------------------------------

The slowdown in the growth of the major world economies, which began in 2001, continued to negatively impact the global demand for paper throughout 2002.

The high level of world pulp inventories witnessed at the beginning of the year caused prices to fall to their lowest levels in March (US$ 390/t CIF Europe). From then, the recovery in demand -- coupled with expectations of renewed growth in the world economy during the second half of the year and underpinned by improved control over supply -- prompted consecutive increases in the price of eucalyptus pulp, which reached US$ 510/t (CIF Europe) in the third quarter of the year.

Despite the good performance of the main consumer markets -- high quality tissue and printing and writing papers -- the price of pulp began falling again at the end of the year. Considering these factors, the average list price of eucalyptus pulp during 2002 (US$ 466/t CIF Europe) was slightly below (around six per cent) the already depressed average of 2001.

As soon as the world economy resumes reasonable rates of growth, demand both for paper and pulp will tend to recover its balance in relation to supply.

Careful monitoring of the relationship between supply and demand will be of fundamental importance in 2003 if the industry is to achieve better results.

  -----------------------------------------------------------------------------
  DESCRIPTION                                   2000         2001        2002

  -----------------------------------------------------------------------------
  INVENTORY EVOLUTION (000 t)

  Aracruz Celulose S.A. - Consolidated           124           95         166

  World Invetory                                 708          622         637
  -----------------------------------------------------------------------------
  PRICES EVOLUTION (us$ FOB/t)

  Aracruz Celulose S.A. - Parent Company
                                                 452          385         338
  Aracruz Celulose S.A. - Consolidated
                                                 573          438         423
  -----------------------------------------------------------------------------
  SALES EVOLUTION (000  t)

  Aracruz Celulose S.A. - Parent Company       1,274        1,312       1,632

  Aracruz Celulose S.A. - Consolidated         1,273        1,301       1,585
  -----------------------------------------------------------------------------





  10.01 - PRODUCTS AND SERVICES OFFERED

  ------------------------------------------------------------------------------
  1 - ITEM      2 - MAIN PRODUCTS AND/OR SERVICES OFFERED       3 - NET REVENUES
  ------------------------------------------------------------------------------
        01         Bleached Eucalyptus Pulp                        100.00%
  ------------------------------------------------------------------------------





--------------------------------------------------------------------------------

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
10.02 - RAW MATERIALS AND SUPPLIERS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
ITEM    1 - RAW MATERIAL      IMPORTS             AVAILABLE                           SUPPLIER
--------------------------------------------------------------------------------------------------------------------
                          2 -   3 - AMOUNT  4 - DOMESTIC  5 - FOREIGN   6 - NAME            7 - TYPE  8 - % SUPPLIED
                          Y/N     (R$ 000)  MARKET        MARKET
--------------------------------------------------------------------------------------------------------------------
  01     WOOD              N                   Y             Y      VERACEL CELULOSE  S.A.        5            29,49
         (EUCALYPTUS)
--------------------------------------------------------------------------------------------------------------------
  02     SODIUM CHLORATE   N                   Y             Y      NEXEM QUIMICA BRASIL LTDA     0            23,78
--------------------------------------------------------------------------------------------------------------------
  03     WOOD              N                   Y             Y      OWN PRODUCTION                5            13,52
         (EUCALYPTUS)
--------------------------------------------------------------------------------------------------------------------
  04     FUEL OIL          N                   Y             Y      PETROBRAS DISTRIBUIDORA S.A.  0            13,03
--------------------------------------------------------------------------------------------------------------------
  05     HYDROGEN          N                   Y             Y      BRAGUSSA PRODUTOS QUIMICOS    0             2,82
         PEROXIDE
--------------------------------------------------------------------------------------------------------------------
  06     BALING WIRE       N                   Y             Y      BMBA - BELGO MINEIRA BEKAERT  0             1,79
                                                                    ARAMES S/A
--------------------------------------------------------------------------------------------------------------------


SUPPLIER TYPE:  0 = NOT RELATED PARTY
                5 = COMPANY OWNED  BY THE  MAJOR  SHAREHOLDER






--------------------------------------------------------------------------------
10.03 - MAIN CUSTOMERS BY PRODUCTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1 - ITEM    2 - ITEM 3 - PRODUCT / CLIENT                 4 - NET REVENUES
--------------------------------------------------------------------------------

001                  Bleached eucaliptus pulp
--------------------------------------------------------------------------------

001         002      Aracruz Trading S.A.                       96.72%
--------------------------------------------------------------------------------

001         003      Aracruz Celulose (USA) Inc.                 3.28%
--------------------------------------------------------------------------------










--------------------------------------------------------------------------------
                                                                              24

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS
--------------------------------------------------------------------------------


Aracruz has the capacity to produce various types of bleached eucalyptus pulp, such as: Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF ( Aracruz Chlorine-free); and High Brightness Bleached Pulp (photo-pulp). These types of pulp are used internationally for the manufacture of high-grade papers. The Aracruz plant incorporates modern technology and top-level staff; in 2002 it produced 1.656.048 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.


Timber Handling

Timber is prepared in four main lines with the following equipment:

-  3  log cranes for receipt and process input;

-  8  log decks intakes;

-  4  de-barkers;

-  8  chippers that cut logs into wood-chips for cooking;

-  8  chip screens for grading wood-chips;

-  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.


Pulp Lines

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.






--------------------------------------------------------------------------------
                                                                              25

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS
--------------------------------------------------------------------------------

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines, each with five stages:

Stage 1 - C / D (Chlorine and Chlorine Dioxide) to standard pulp; D
                 (Chlorine Dioxide) to ECF (Elemental Chlorine Free) Stage 2 - EOP (Oxygen Extraction)
Stage 3 - D1 (Chlorine Dioxide)
Stage 4 - E2 (Alkaline Extraction)
Stage 5 - D2 (Chlorine Dioxide)

Note: TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide. ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
        The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across - is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting 250 kilograms each. Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each. These are sent to the warehouse for shipping.


Energy Recycling System

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 75%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.


--------------------------------------------------------------------------------
                                                                              26

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.01 -  PRODUCTION PROCESS
--------------------------------------------------------------------------------

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

Chemical and Electrochemica Plants

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.


Insurance

The "A" Plant in the Aracruz Industrial Complex has been in operation for 22 years. Depreciation on the new "B" Plant began in March 1991. The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

                                      * * *





--------------------------------------------------------------------------------
                                                                              27

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.02 -  COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT
--------------------------------------------------------------------------------

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2002 the market participation was: 40% to Europe, 39% to North America, 18% to Asia, 2% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.


                                      * * *




--------------------------------------------------------------------------------
                                                                              28

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.03 -  MAIN PULP PRODUCTERS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Company                            Country          Production           Cost
                                                    Ton / Year         US$ / Ton
--------------------------------------------------------------------------------

Aracruz Celulose S.A.       Brazil                     1,650,000           185
APRIL                       Indonesia                  1.600,000           284
ENCE                        Spain                        970,000           333
CENIBRA                     Brazil                       860,000           190
Parsons & Whitemore         USA / Canada                 715,000           350
International Paper         USA                          635,000           366
Portucel                    Portugal                     560,000           293
Alberta Pacific             Canada                       540,000           331

--------------------------------------------------------------------------------

Source: Outlook for Market Pulp (Hawkins wrigth - November / 2002).








--------------------------------------------------------------------------------
                                                                              29

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 1 - ITEM 2 - TYPE         3 - ADDRESS                4 - CITY       5 - STATE 6 - TOTAL AREA  7 - BUILDING  8 - AGE    9 -
                                                                                   (000  M2)   AREA (000 Ha) (YEARS)    INSURANCE

 -----------------------------------------------------------------------------------------------------------------------------------
    01    Industrial Plant  Rod. Barra do Riacho -    Aracruz           ES       2,177.900       5.517.570       22          Y
                            Aracruz
 -----------------------------------------------------------------------------------------------------------------------------------
    02    Land              Aracruz                   Aracruz           ES      576,670.00          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    03    Land              Fundao                    Fundao            ES       9,670,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    04    Land              Linhares                  Linhares          ES      92,500,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    05    Land              Serra                     Serra             ES      52,380,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    06    Land              Sooretama                 Sooretama         ES      11,710,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    07    Land              Conceicao da Barra        Conceicao da      ES     348,530,000          -            -           N
                                                      Barra
 -----------------------------------------------------------------------------------------------------------------------------------
    08    Land              Pinheiros                 Pinheiros         ES      23,780,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    09    Land              Sao Mateus                Sao Mateus        ES     251,870,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    10    Land              Pedro Canario             Pedro Canario     ES       4,810,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    11    Land              Caravelas                 Caravelas         BA     365,780,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    12    Land              Alcobaca                  Alcobaca          BA     502,820,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    13    Land              Ibirapuan                 Ibirapuan         BA     139,400,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    14    Land              Mucuri                    Mucuri            BA     216,930,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    15    Land              Nova Vicosa               Nova Vicosa       BA     339,570,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------
    16    Land              Prado                     Prado             BA       7,280,000          -            -           N
 -----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------
 1 - ITEM  10 - MORTGAGE  11 - RENTED  12 - BEGINNIG  13 - END
                          FROM THIRD   OF CONTRACT    OF CONTRACT
                          PERSONS
 ----------------------------------------------------------------
    01           Y            N

 ----------------------------------------------------------------
    02           N            N
 ----------------------------------------------------------------
    03           N            N
 ----------------------------------------------------------------
    04           N            N
 ----------------------------------------------------------------
    05           N            N
 ----------------------------------------------------------------
    06           N            N
 ----------------------------------------------------------------
    07           N            N

 ----------------------------------------------------------------
    08           N            N
 ----------------------------------------------------------------
    09           N            N
 ----------------------------------------------------------------
    10           N            N
 ----------------------------------------------------------------
    11           N            N
 ----------------------------------------------------------------
    12           N            N
 ----------------------------------------------------------------
    13           N            N
 ----------------------------------------------------------------
    14           N            N
 ----------------------------------------------------------------
    15           N            N
 ----------------------------------------------------------------
    16           N            N
 ----------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              30

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------


 ---------------------------------------------------------------------------------------------------------------------------------
 1 - ITEM 2 - TYPE        3 - ADDRESS           4 - CITY           5 - STATE 6 - TOTAL AREA  7 - BUILDING  8 - AGE    9 -
                                                                                 (000  M2)   AREA (000 Ha) (YEARS)    INSURANCE

 ---------------------------------------------------------------------------------------------------------------------------------
    17    Forests         Aracruz              Aracruz                  ES     343,290,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    18    Forests         Fundao               Fundao                   ES       5,680,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    19    Forests         Linhares             Linhares                 ES      36,930,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    20    Forests         Serra                Serra                    ES      26,120,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    21    Forests         Sooretama            Sooretama                ES       8,490,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    22    Forests         Conceicao da Barra   Conceicao da Barra       ES     256,260,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    23    Forests         Pinheiros            Pinheiros                ES      13,240,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    24    Forests         Sao Mateus           Sao Mateus               ES     194,900,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    25    Forests         Pedro Canario        Pedro Canario            ES       3,170,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    26    Forests         Alcobaca             Alcobaca                 BA     275,140,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    27    Forests         Ibirapuan            Ibirapuan                BA      83,030,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    28    Forests         Mucuri               Mucuri                   BA     136,920,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    29    Forests         Nova Vicosa          Nova Vicosa              BA     198,280,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    30    Forests         Prado                Prado                    BA       4,040,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------
    31    Forests         Caaravelas           Caravelas                BA     223,450,000        -            -           Y
 ---------------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------
 1 - ITEM 10 - MORTGAGE  11 - RENTED  12 - BEGINNIG  13 - END
                         FROM THIRD   OF CONTRACT    OF CONTRACT
                          PERSONS
 ---------------------------------------------------------------
    17          N            N
 ---------------------------------------------------------------
    18          N            N
 ---------------------------------------------------------------
    19          N            N
 ---------------------------------------------------------------
    20          N            N
 ---------------------------------------------------------------
    21          N            N
 ---------------------------------------------------------------
    22          N            N
 ---------------------------------------------------------------
    23          N            N
 ---------------------------------------------------------------
    24          N            N
 ---------------------------------------------------------------
    25          N            N
 ---------------------------------------------------------------
    26          N            N
 ---------------------------------------------------------------
    27          N            N
 ---------------------------------------------------------------
    28          N            N
 ---------------------------------------------------------------
    29          N            N
 ---------------------------------------------------------------
    30          N            N
 ---------------------------------------------------------------
    31          N            N
 ---------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              31

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
13.01 - MAIN PROPERTIES
--------------------------------------------------------------------------------


 ---------------------------------------------------------------------------------------------------------------------------------
 1 - ITEM 2 - TYPE        3 - ADDRESS           4 - CITY           5 - STATE 6 - TOTAL AREA  7 - BUILDING  8 - AGE    9 -
                                                                                 (000  M2)   AREA (000 Ha) (YEARS)    INSURANCE

 ---------------------------------------------------------------------------------------------------------------------------------
    32                    Teixeira de Freitas Teixeira de Freitas       BA      40,040,000       -           -          N
          Land
 ---------------------------------------------------------------------------------------------------------------------------------
    33    Land            Vila Valerio        Vila Valerio              ES      21,240,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    34    Land            Rio Bananal         Rio Bananal               ES       2,720,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    35    Land            Jaguare             Jaguare                   ES       6,630,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    36    Forests         Vila Valerio        Vila Valerio              ES      12,590,000       -           -          Y
 ---------------------------------------------------------------------------------------------------------------------------------
    37    Forests         Rio Bananal         Rio Bananal               ES       2,720,000       -           -          Y
 ---------------------------------------------------------------------------------------------------------------------------------
    38    Forests         Jaguare             Jaguare                   ES       4,020,000       -           -          Y
 ---------------------------------------------------------------------------------------------------------------------------------
    39    Forests         Teixeira de Freitas Teixeira de Freitas       BA      20,730,000       -           -          Y
 ---------------------------------------------------------------------------------------------------------------------------------
    40    Land            Marechal Floriano   Marechal Floriano         ES          20,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    41    Land            Nanuque             Nanuque                   MG      20,040,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    42    Land            Vereda              Vereda                    BA      34,420,000       -           -          N
 ---------------------------------------------------------------------------------------------------------------------------------
    43    Forests         Vereda              Vereda                    BA       9,960,000       -           -          Y
 ---------------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------
 1 - ITEM 10 - MORTGAGE  11 - RENTED  12 - BEGINNIG  13 - END
                         FROM THIRD   OF CONTRACT    OF CONTRACT
                          PERSONS
 ---------------------------------------------------------------
   32            N           N

 ---------------------------------------------------------------
    33           N           N
 ---------------------------------------------------------------
    34           N           N
 ---------------------------------------------------------------
    35           N           N
 ---------------------------------------------------------------
    36           N           N
 ---------------------------------------------------------------
    37           N           N
 ---------------------------------------------------------------
    38           N           N
 ---------------------------------------------------------------
    39           N           N
 ---------------------------------------------------------------
    40           N           N
 ---------------------------------------------------------------
    41           N           N
 ---------------------------------------------------------------
    42           N           N
 ---------------------------------------------------------------
    43           N           N
 ---------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                              32

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY
------------------------------------------------------------------------------

Participation of Controllers, Administrators, Fiscal Council and in circulation.

                                                                                                   Position in March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
Shareholder                       Common Stock     %    Preferred        %    Preferred        %    Total  Shares      %
                                                        Stock  A              Stock  B
-----------------------------------------------------------------------------------------------------------------------------
Controlling                          439,400,226   96.5     37,736,642   93,6     92,036,709   17.2     569,173,577     55.2
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.4
   Safra                             127,506,457   28.0     27,736,642   68.8     57,874,517   10.8     213,117,616     20.6
   VCP                               127,506,457   28.0                                                 127,506,457     12.4
   BNDES                              56,880,855   12.5     10,000,000   24.8     34,162,192    6.4     101,043,047      9.8

Administrating                           220,206                                      83,704                303,910
   Senior Management                     220,206                                         105                220,311
   Directors                                                                          83,599                 83,599

Statutory Audit Committe                      10                                                                 10

Treasury stock   (1)                     483,114                                   1,374,000              1,857,114

Other Shareholders (2)                15,287,143    3.5      2,587,668    6.4    443,344,698   82.6     461,219,509     44.7

Totals of emitted stocks   (3)       455,390,699  100.0     40,324,310  100.0    536,839,111  100.0   1,032,554,120    100.0

Stocks in Circulation    (4)          15,507,359    3.5      2,587,668    6.4    443,428,402   82.6     461,523,429     44.7
-----------------------------------------------------------------------------------------------------------------------------

Obs.:

  (1)    Emitted actions and repurchased by Co., awaiting cancellation.
  (2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.
  (3)    Total number of subscript stocks and emitted by Co.
  (4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
  (5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.




--------------------------------------------------------------------------------
                                                                              33

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.05 -  CAPITAL EXPENDITURES PROJECTS
--------------------------------------------------------------------------------

The Project Fiberline C

Our new pulp production unit, Fiberline C, went on-stream at the end of May 2002 after being built in record time -- with the assembly phase taking just 17 months, two months ahead of schedule -- and at lower cost than originally budgeted.

With nominal capacity of 700,000 tons per year, the cost of the new line was approximately US$ 467 million, representing one of the lowest investments per ton in the world (US$ 667/ton). The volume of production added during the year by the new line totaled 340,000 tons. During the month of November, the facility posted a monthly production record of 61,000 tons, indicating annual production of approximately 720,000 tons.

Outlets for the increased production have already been assured by signing new contracts with our large customers, thus guaranteeing placement of the increased production in 2002 and all of that planned for 2003.


Stock participation in Veracel

Veracel is an association of Aracruz Celulose S.A. with Stora Enso, that each party owns 50% in the project

The $81 million equity investment in Veracel achieved two objectives: a guaranteed supply of wood for Fiberline C during the first three years of the new line's operation and the opportunity to grow our business in the future from another operational base in Bahia, that can potentially replicate Aracruz's accomplishments in Espirito Santo. A three-year wood supply contract for a total of up to 3.85 million cubic meters was signed with Veracel, providing wood for Fiberline C until the new plantations reach harvesting time.

Aracruz Celulose S.A. (NYSE: ARA) and Stora Enso Oyj have decided undertake the construction of a 900,000 tonnes per year eucalyptus pulp mill for Veracel Celulose S.A. in Eunapolis in the state of Bahia, Brazil. Each party owns a 50% stake in the project. Shareholders' representatives will announce the decision later today in Brasilia to President Luiz Inacio Lula da Silva.

The investment decision came in the wake of favorable technical and economic feasibility studies. The mill will be one of the largest single-line bleached eucalyptus pulp facilities in the world. The entire Veracel project is budgeted at US$1.25 billion, of which US$300 million has already been invested in forestry related activities and the construction of infrastructure, mainly roads and a specialized harbor.

Construction of the mill will begin in the first half of 2003 and the new unit is expected to become operational in 2005. It will have predominantly local content in the supply of services and equipment. At the peak of the construction phase, some 12,000 jobs will be created. When the mill becomes operational, there will be an estimated 2,000 direct jobs created, as well as 8,000 indirect jobs. The mill will incorporate state of the art process equipment, fully automated process control systems and advanced environmental protection installations

Veracel has 70,000 hectares of privately owned eucalyptus plantations, interspersed with 71,000 hectares of native forest reserves, also owned by Veracel, 6,000 hectares of which are in the Estacao Veracruz, which has been inscribed by UNESCO in the World Heritage List as part of the Brazilian Discovery Coast Atlantic Forest Reserves.

On May 09, 2003, to the 10 hours, shareholders and directors of Aracruz Celulose and of Stora Enso they were received by the governor Paulo Souto, in Salvador for signature of the commitment term for the construction of the factory of cellulose of Veracel.


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                                                                              34

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.05 -  CAPITAL EXPENDITURES PROJECTS
--------------------------------------------------------------------------------

Transport port

The increase in the production capacity of the Aracruz plant resulted in additional demands of wood originated from the South of the State of Bahia, and in the construction of a port terminal in Caravelas, State of Bahia, to transport wood through barges. The total estimated investment amounts to approximately US$ 20 million and the transport of wood begun on March 2003. The project also includes building an extension to Portocel - Terminal Especializado de Barra do Riacho located at Barra do Riacho, State of Espirito Santo.



Information Technology

The Forestry Information System, consisting of a set of computing tools for the decision-making process in the forestry area, incorporated new features related to the Forestry Partners Program, merging the plantations of the participating farmers with the company's own plantation database. The inclusion of new technologies for optimization, simulation, geo-processing and specific modeling allow us to integrate the management of the forestry chain of production and logistics, reducing costs and ensuring the quality of our manufacturing raw material.

We initiated the installation of the Wood Transportation and Movement Logistic Automation System (Salt-M), which permits total control of our wood supply from many different points of origin and in all of its transportation modes -- highway, rail and sea. The second phase of the system will be fully available in 2003.

Our communications system was enhanced through the adoption of new wireless technologies .

The Aracruz e-commerce project moved forward during the year with the establishment of an SAP Supply Chain Management module together with a Logistics Partners Integration System; the objective is to optimize the process, provide faster and more accurate information about products throughout the chain of distribution and to improve connectivity and service levels with suppliers and customers.

In our Treasury area, the company's processes were adjusted to the new Brazilian System of Payments while the SAP Cash Administration module was revised, permitting the restructuring of means of payment and making mechanisms available to simulate cash positions and facilitate cash flow decisions. Implementation of a Corporate Finance Management / Transaction Manager module, designed to assimilate controls over currency exchange, long-term liabilities and investments into the business management system, was initiated.

We revised and updated our Information Security Norms -- originally set up in 1996 -- taking into account the evolution of the technology involved. We added a number of hardware devices and software programs to improve access controls for our computer resources, thus eliminating vulnerabilities to the greatest extent possible. Furthermore, we took a number of measures to enhance our levels of security and performance and secure the availability of our corporate network in all work areas, in Brazil and abroad.


                                      * * *



--------------------------------------------------------------------------------
                                                                              35

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs). In 2002, we improved the system, achieving positive results -- as proved by our success in meeting the environmental and social objectives established for the year.

During 2002, we obtained supplemental environmental licenses for the Fiberline C industrial facilities and Aracruz's own tree plantations plus those that are part of the Forestry Partners Program. We received permits for the new coastal barge-based wood transportation system linking Caravelas (BA) to Portocel (ES).

The obtaining of these licenses prompted programs with non-governmental organizations, such as an agreement with Conservation International (CI) for their monitoring of the dredging of the Caravelas Terminal channel and with the Baleia Jubarte Institute, for research into the habits of whales encountered along the Brazilian coast. Also worthy of mention is the substantial financial support given to the Abrolhos National Marine Park as one of the measures related to the building of the terminal.


Treatment of Liquid Effluent

Aracruz's effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent.

The quality of the treated effluent is:

- Suspended Solids (SS):  1.63 kg/air dry ton pulp;

- Organically bound chlorine (AOX): 0.12  kg/ air dry ton pulp;

- Chemical oxygen demand (COD): 16.1 kg/ air dry ton pulp;

- Biochemical oxygen demand: 1.32 kg/ air dry ton pulp;

- Color: 31.6 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The Company systematically monitors the coastal water near the pulp mill to evaluate the possible impact of the effluents on the marine environment. These test are run by universities and research institutes under the supervision of state environmental agencies, and never have discovered any significant alterations to the receiving body.

The conception of the treatment project guarantees a safe discard of liquid effluent into the sea ecosystem.

Treatment of Waste Gases

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment
- in its project designs are duly taken into consideration to the highest degree.

--------------------------------------------------------------------------------
                                                                              36

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.01 - ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

o Continuous Digestors: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

o Condensate Strippers: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

o Recovery Boilers: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

o Power Boilers: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

o Lime Kiln: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

o Incinerator: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

o Bleaching: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.


                                      * * *






--------------------------------------------------------------------------------
                                                                              37

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
1 -ITEM  2 - DESCRIPTION      3 - % NET EQUITY  4 - % NET PROFIT  5 - PROVISION  6 - VALUE (IN REAIS 000)
---------------------------------------------------------------------------------------------------------
   01    LABOR DISPUTE               0.63           23.53             YES                  14,241
---------------------------------------------------------------------------------------------------------
   02    TRIBUTARY / FISCAL          9.58          357.85             YES                 216,559
---------------------------------------------------------------------------------------------------------
   03    OTHER                       1.47           55.03             YES                  33,300
---------------------------------------------------------------------------------------------------------








--------------------------------------------------------------------------------
                                                                              38

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.01 -  TRANSACTIONS WITH RELATED PARTIES
--------------------------------------------------------------------------------


The transactions with related parties are presented on the financial statements as of December 31, 2002 as follows:



                                Aracruz     Aracruz       Aracruz
                                Trading     Celulose    Produtos de
                                  S.A.     (USA) Inc.   Madeira S.A.    Total
                              ----------  -----------  -------------  ----------


Sales of eucalyptus pulp      1,631,962       24,023       353        1,656,338

Financial expenses, net         112,401                                 112,401

Other (income) expenses         450,817    (   2,413)                   448,404







--------------------------------------------------------------------------------
                                                                              39

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espirito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,077,919.713 (one billion, seventy seven million, nine hundred and nineteen thousand, seven hundred and thirteen) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 622,529,014 (six hundred and twenty two million, five hundred and twenty nine thousand and fourteen) classes A and B preferred shares.


--------------------------------------------------------------------------------
                                                                              40

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders' Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders' Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders' Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation




--------------------------------------------------------------------------------
                                                                              41

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 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in
Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissao de Valores Mobiliarios) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

--------------------------------------------------------------------------------
                                                                              42

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS' MEETINGS

Article  12:

General Stockholders' hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders' Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

Board of DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

--------------------------------------------------------------------------------
                                                                              43

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 2 (two) from amongst its members, who, in the indicated order, will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers' administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;




--------------------------------------------------------------------------------
                                                                              44

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 CVM - SECURITIES COMMISSION
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01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

IV -    to call the General Stockholders' Meetings;

V - to give their opinion about the Administration report and the Board of Officers' accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders' Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders' Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer's office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

--------------------------------------------------------------------------------
                                                                              45

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01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders' Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President:

1. to chair the General Stockholders' Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.


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                                                                              46

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

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18.01 -  BYLAWS
--------------------------------------------------------------------------------

SECTION II

Board of OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers' Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders' Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders' Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I  -   to call and chair the Board of Officers' Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

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                                                                              47

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.


Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company; in carrying out fiscal and social security obligations; for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company; in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries; and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.



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                                                                              48

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.


Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a non-permanent Financial Board, constituted by 5
(five) permanent members and 5 (five) alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

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                                                                              49

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8.01 -  BYLAWS
--------------------------------------------------------------------------------

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders' Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.


Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders' agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders' Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders' Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.



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                                                                              50

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
18.01 -  BYLAWS
--------------------------------------------------------------------------------

CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.



                                     vvvvvv


Identical to the original.

Transcribed from the competent book.

(Signed) - Jose Luiz Braga - Legal Manager.







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                                                                              51

 FEDERAL PUBLIC SERVICE
 CVM - SECURITIES COMMISSION
 ANNUAL INFORMATION BULLETIN - IAN                                    12/31/2002

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE             2  - NAME OF THE COMPANY            3 - TAXPAYER NO.
00043-4                  Aracruz Celulose S.A.               42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
GROUP        BLANK   DESCRIPTION                                                                      PAGE
--------------------------------------------------------------------------------------------------------------
    01        01     IDENTIFICATION                                                                    01
--------------------------------------------------------------------------------------------------------------
    01        02     HEAD OFFICE                                                                       01
--------------------------------------------------------------------------------------------------------------
    01        03     SHAREHOLDERS DEPARTMENT                                                           01
--------------------------------------------------------------------------------------------------------------
    01        04     DIRECTOR OF MARKET RELATIONS                                                      01
--------------------------------------------------------------------------------------------------------------
    01        05     REFERENCE / AUDITOR                                                               01
--------------------------------------------------------------------------------------------------------------
    01        06     GENERAL INFORMATION                                                               02
--------------------------------------------------------------------------------------------------------------
    01        07     STOCK CONTROL / SECURITIES ISSUED                                                 02
--------------------------------------------------------------------------------------------------------------
    01        08     PUBLICATION OF INFORMATIVE DOCUMENTS                                              02
--------------------------------------------------------------------------------------------------------------
    01        09     NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION                             02
--------------------------------------------------------------------------------------------------------------
    01        10     DIRECTOR OF MARKET RELATIONS                                                      02
--------------------------------------------------------------------------------------------------------------
    02        01     BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY                              03
--------------------------------------------------------------------------------------------------------------
    02        02     PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND    04 / 05
                     OFFICER
--------------------------------------------------------------------------------------------------------------
    03        01     EVENTS RELANTED TO DISTRIBUTION OF CAPITAL                                        06
--------------------------------------------------------------------------------------------------------------
    03        02     STOCKHOLDER STRUCTURE                                                             06
--------------------------------------------------------------------------------------------------------------
    03        03     DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE     07 / 16
                     INDIVIDUAL LEVEL
--------------------------------------------------------------------------------------------------------------
    04        01     BREAKDOWN OF THE PAID IN CAPITAL                                                  17
--------------------------------------------------------------------------------------------------------------
    04        02     CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS                             17
--------------------------------------------------------------------------------------------------------------
    04        03     STOCK DIVIDEND, SPLIT OR GROUPING OF SHARES IN THE LAST THREE YEARS               17
--------------------------------------------------------------------------------------------------------------
    04        04     AUTHORIZED CAPITAL                                                                17
--------------------------------------------------------------------------------------------------------------
    05        01     TREASUARY STOCK                                                                   18
--------------------------------------------------------------------------------------------------------------
    06        01     DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS                      19
--------------------------------------------------------------------------------------------------------------
    06        03     STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL                              20
--------------------------------------------------------------------------------------------------------------
    06        04     STATUTORY CHANGE                                                                  20
--------------------------------------------------------------------------------------------------------------
    07        01     COMPENSATION AND CONTRIBUTIONS OF OFFICERS                                        20
--------------------------------------------------------------------------------------------------------------
    07        02     PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS                          20
--------------------------------------------------------------------------------------------------------------
    08        01     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES                            21
--------------------------------------------------------------------------------------------------------------
    09        01     HISTORICAL OVERVIEW OF THE COMPANY                                                22
--------------------------------------------------------------------------------------------------------------
    09        02     MARKET OVERVIEW                                                                   22
--------------------------------------------------------------------------------------------------------------
    10        01     PRODUCTS AND SERVICES OFFERED                                                     23
--------------------------------------------------------------------------------------------------------------
    10        02     RAW MATERIALS AND SUPPLIERS                                                       24
--------------------------------------------------------------------------------------------------------------
    10        03     MAIN CUSTOMERS BY PRODUCTS                                                        24
--------------------------------------------------------------------------------------------------------------
    11        01     PRODUCTION PROCESS                                                                25
--------------------------------------------------------------------------------------------------------------
    11        02     COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT                       28
--------------------------------------------------------------------------------------------------------------
    11        03     MAIN PULP PRODUCTERS                                                              29
--------------------------------------------------------------------------------------------------------------
    13        01     MAIN PROPERTIES                                                                 30 / 32
--------------------------------------------------------------------------------------------------------------
    14        03     OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY      33
--------------------------------------------------------------------------------------------------------------
    14        05     CAPITAL EXPENDITURES PROJECTS                                                   34 / 35
--------------------------------------------------------------------------------------------------------------
    15        01     ENVIRONMENTAL  MATTERS                                                          36 / 37
--------------------------------------------------------------------------------------------------------------
    16        01     LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT                 38
--------------------------------------------------------------------------------------------------------------
    17        01     TRANSACTIONS WITH RELATED PARTIES                                                 39
--------------------------------------------------------------------------------------------------------------
    18        01     BYLAWS                                                                          40 / 51
--------------------------------------------------------------------------------------------------------------


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